                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT

                              ---------------------

                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                              ---------------------


                   For the fiscal year ended December 31, 2001

                          Commission file number 1-9076

                              ---------------------

                             Full Title of the Plan:

             FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

                              ---------------------

         Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              FORTUNE BRANDS, INC.

                                300 Tower Parkway

                          Lincolnshire, Illinois 60069

================================================================================

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2001 AND 2000

FORTUNE BRANDS HOURLY EMPLOYEE
RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



                                                                        PAGE(S)

Report of Independent Accountants                                          1

Financial Statements:
   Statement of Net Assets Available for Plan Benefits
       as of December 31, 2001 and 2000                                    2

   Statement of Changes in Net Assets Available for Plan Benefits
       for the years ended December 31, 2001 and 2000                      3

   Notes to Financial Statements                                        4-11





Note: Supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein will be filed by the Fortune Brands, Inc. Savings Plans Master Trust.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Corporate Employee Benefits Committee of
  Fortune Brands, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Fortune Brands Hourly Employee Retirement Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.







May 24, 2002

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                   2001        2000
Assets:

  Beneficial interest in Fortune Brands, Inc.
    Savings Plans Master Trust net assets         $30,929     $27,878

Receivables:
  Company contributions                                27          87
  Participant contributions                            12          65
                                                  -------     -------

      Total assets                                 30,968      28,030
                                                  -------     -------

Net assets available for Plan benefits            $30,968     $28,030
                                                  =======     =======



    The accompanying notes are an integral part of the financial statements.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(IN THOUSANDS)
--------------------------------------------------------------------------------


                                                               2001        2000

Additions:
  Company contributions                                     $ 2,065     $ 1,987
  Participant contributions                                   4,794       4,898
  Transfers to the Plan (Note 5)                                 31        --
                                                            -------     -------
         Total additions                                      6,890       6,885

Deductions:
  Allocated share of Fortune Brands, Inc. Savings
      Plans Master Trust investment losses                    1,415       1,188
  Benefits paid to participants                               2,374       1,860
  Transfers from the Plan (Note 5)                              163        --
                                                            -------     -------
         Total deductions                                     3,952       3,048
                                                            -------     -------
Increase in net assets                                        2,938       3,837
                                                            -------     -------
Net assets available for Plan benefits, beginning of year    28,030      24,193
                                                            -------     -------
Net assets available for Plan benefits, end of year         $30,968     $28,030
                                                            =======     =======



    The accompanying notes are an integral part of the financial statements.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


  1.   DESCRIPTION OF PLAN

       GENERAL

       The Fortune Brands Hourly Employee Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain hourly, non-union employees of certain operating subsidiaries of Fortune Brands, Inc. participating in the Plan. MasterBrand Cabinets, Inc. ("MasterBrand"), Moen Incorporated ("Moen"), and Waterloo Industries, Inc. ("Waterloo") are the operating subsidiaries that contribute to the Plan and are referred to collectively as the "Companies" and individually as a "Company". The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The following provides a brief description of the Plan. For a complete description of the Plan, participants should refer to the specific provisions of the Plan document or to the Prospectus/ Summary Plan Description, each of which is available from the Plan Administrator at 300 Tower Parkway, Lincolnshire, Illinois 60069.

       The financial statements present the net assets available for Plan benefits as of December 31, 2001 and 2000, and the changes in net assets available for Plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the "Master Trust"), along with the assets of the Fortune Brands Retirement Savings Plan and the Future Brands LLC Retirement Savings Plan. The Master Trust investments are administered and held by The Fidelity Management Trust Company (the "Trustee").

       CONTRIBUTIONS

       Each participant may elect to contribute on a before-tax basis ("elective contributions") up to 21% of eligible compensation. A participant's elective contributions may not exceed the dollar amount provided by the Internal Revenue Code (the "Code"), which was $10,500 in both 2001 and 2000. The Plan also permits each participant to make after-tax contributions to the Plan ("supplemental contributions"). However, total elective and supplemental contributions may not exceed 21% of the participant's total eligible compensation.

       Moen and Waterloo each contributes, on behalf of each eligible participant, an amount equal to 50% of the participant's elective and supplemental contributions up to 6% of eligible compensation. MasterBrand contributes 30% of the participant's contribution up to 4% of eligible compensation for participants at its Littlestown, Pennsylvania, Crossville, Tennessee, and Kinston, North Carolina locations and participants at its distribution centers. MasterBrand also contributes 20% of the participant's contribution up to 3% of eligible compensation for participants at its Grants Pass, Oregon and Hillsboro, Oregon locations. Additionally, MasterBrand makes an annual profit sharing contribution in the amount of $200 for each eligible participant who is employed at the Kinston, North Carolina facility on December 31 of the applicable year.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


       The Schrock Cabinet division of MasterBrand ("Schrock") contributes, on behalf of each eligible participant, 50% of the participant's elective and supplemental contributions up to 5% of eligible compensation and an additional 50% of the participant's elective and supplemental contributions up to 3% of eligible compensation. NHB Industries, Inc. ("NHB") (formerly NHB Holdings, Inc.), a subsidiary of MasterBrand, contributes, on behalf of each eligible participant, an amount equal to 30% of the participant's elective and supplemental contributions up to 4% of eligible compensation.

       Participants may direct the investment of their elective contributions, supplemental contributions, matching contributions, profit sharing contributions, if any, and their Plan account balances in the available investment funds, excluding the Gallaher ADR Fund.

       Participant account balances are maintained to reflect each participant's beneficial interest in the Plan's funds. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets and certain administrative expenses are allocated to participants' accounts based on the ratio of each participant's account balance invested in an investment fund to the total of all participants' account balances invested in that fund as of the preceding valuation date.

       VESTING

       Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company matching and profit sharing contributions plus earnings thereon occurs after one year of service.

       FORFEITURES

       Company contributions forfeited by nonvested terminated participants are retained by the Plan and used to reduce subsequent Company contributions. If a terminated participant returns to the Plan within a specified period of time (generally 5 years), the participant's previously forfeited amount will be reinstated to the participant's account.

       LOANS

       A participant may apply for a loan of at least $1,000 from the vested portion of the participant's account balance in an amount which does not exceed one-half of the participant's vested balance, provided that the loan also does not exceed $50,000. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant's principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any time.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


       A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest equal to the prime rate on the last day of the previous quarter at the time the loan is made, as quoted in the Wall Street Journal. Each loan must be collateralized by a portion of the participant's account balance and evidenced by a written obligation payable to the Trustee which is invested in the Loan Fund. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

       DISTRIBUTIONS AND WITHDRAWALS

       Benefits are payable from a participant's account under the Plan's provisions, upon a participant's death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a "hardship" as defined in the Plan or after the attainment of age 59 1/2.

       Distributions and withdrawals to which a participant is entitled are those, subject to certain eligibility and forfeiture provisions, that can be provided by the aggregate of employer and employee contributions and the income thereon (including net realized and unrealized investment gains and losses) allocated to such participant's account. Distributions and withdrawals are recorded when paid.

       OTHER

       Although it has not expressed any intent to do so, each Company has the right under the Plan to discontinue its contributions at any time and MasterBrand Industries, Inc. ("MasterBrand"), as Plan Sponsor and Administrator, may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       PRESENTATION

       The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

       INVESTMENT VALUATION AND INCOME

       The Master Trust's investments in securities (bonds, debentures, notes and stocks) traded on a national securities exchange are valued at the last reported sale price on the last business day of the year; securities traded in the over-the-counter market are valued at the last reported bid price; and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Participations in collective trust funds are stated at the Master Trust's beneficial interest in the aggregate fair value of assets held by the fund, as reported by the fund's manager.

       Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

       The ratio of the Plan's assets to the fair value of all assets held in each fund in the Master Trust is used to allocate interest income, dividend income, realized gains (losses) and unrealized appreciation (depreciation) in the market value of investments on a monthly basis. Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust, and recordkeeper expenses.

  3. Reconciliation of Financial Statements to Form 5500: The following is a reconciliation of net assets available for Plan benefits as stated in the financial statements to Form 5500 at December 31, 2001 and 2000 (in thousands):


                                                                2001       2000
       Net assets available for Plan benefits as stated
          in the financial statements                         $30,968    $28,030

       Less: Amounts payable to terminated employees
             and Plan participants who have retired or
             terminated employment but elected to have
             their assets remain in the Plan                    1,498      1,251
                                                              -------    -------

       Net assets available for Plan benefits as stated
       in Form 5500                                           $29,470    $26,779
                                                              =======    =======

       The following is a reconciliation of benefits paid to participants as stated in the financial statements to the Form 5500 at December 31, 2001 and 2000 (in thousands):


                                                               2001       2000

       Benefits paid to participants as stated              $  2,374    $ 1,860
          in the accompanying financial statements
        Add: Amounts payable to terminated employees
             and Plan participants who have retired
             or terminated employment but elected to
             have their assets remain in the Plan as
             of current year-end                               1,498      1,251
       Less: Amounts payable to terminated employees
             and Plan participants who have retired
             or terminated employment but elected to
             have their assets remain in the Plan as
             of prior year-end                                 1,251      1,387
                                                            ---------   -------
       Benefits paid to participants as stated in
       Form 5500                                            $   2,621   $ 1,724
                                                            =========   =======

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


  4.   PLAN AMENDMENTS

       The Plan was amended effective December 10, 2001 to comply with new regulations on the minimum distribution requirements of Section 401
       (a)(9) of the Internal Revenue Code.

       The Plan was amended effective January 1, 2001 to include individuals employed by the Company in the Grants Pass, Oregon and Hillsboro, Oregon locations, and the Telladega, Alabama facility.

       The Plan was amended effective January 1, 2001 to provide that participant account additions made in excess of the maximum may be distributed to participants or former participants if permitted under regulations issued by the Secretary of Treasury pursuant to the provisions of Section 415 of the Internal Revenue Code.

       The Plan was amended effective January 1, 2001 to provide that MasterBrand provide a matching contribution to participants employed at its Grants Pass, Oregon and Hillsboro, Oregon locations equal to 20% of the participants' tax deferred and after tax contributions not to exceed 3% of eligible compensation.

       The Plan was amended effective January 1, 2001 to increase the Company matching contributions to 30% of each participant's tax deferred and after tax Contribution, not to exceed 4% of eligible compensation for participants employed at the Talladega, Alabama location of NHB and the Littlestown, Pennsylvania, Crossville, Tennessee, and Kinston, North Carolina locations of MasterBrand and distribution centers of MasterBrand.

  5.   TRANSFERS TO AND FROM THE PLAN

       Transfers relate to transactions in the ordinary course of business between the Plan and the Fortune Brands Retirement Savings Plan.

  6.   ASSETS HELD IN MASTER TRUST

       The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 5.16% and 4.40% in the Master Trust's net assets at December 31, 2001 and 2000, respectively.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------

Master Trust assets at December 31, 2001 and 2000 are as follows (in thousands):


                                                                   2001           2000
Interest and dividends receivable                               $     511      $     829
Common stock - corporate:
   Employer stock                                                  38,950         35,351
   Non-employer stock                                             126,964        151,241
U.S. Government securities                                         11,080         18,830
Corporate debt instruments                                         16,202         18,601
Registered investment companies                                   340,987        354,237
Collateralized promissory notes from participants                  16,254         16,635
Interest bearing cash                                              49,045         38,418
                                                                ---------      ---------
       Total assets                                               599,993        634,142
                                                                ---------      ---------
Administrative expenses payable                                      (786)          (679)
                                                                ---------      ---------
Total net assets of the Master Trust available for benefits     $ 599,207      $ 633,463
                                                                =========      =========


       Investments that represent 5% or more of the Master Trust's net assets are separately identified in the Master Trust filing. The net appreciation (depreciation) in fair value of investments, interest income, dividend income, and administrative expenses related to the Master Trust for the years ended December 31, 2001 and 2000 is as follows (in thousands):


                                                                  2001            2000
       Net appreciation (depreciation) in fair value:
         Common stock - corporate                               $ (14,308)      $ (21,895)
         U. S. Government securities                                  (34)          1,640
         Corporate debt instruments                                   402            (154)
         Registered investment companies                          (24,973)        (13,708)
                                                                ---------       ---------
                Net depreciation in fair value of
                    investments of the Master Trust               (38,913)        (34,117)

       Interest income                                              5,026           6,073
       Dividend income                                              2,715           2,980
       Administrative expenses                                     (2,328)         (2,536)
                                                                ---------       ---------
               Total net loss of the Master Trust               $ (33,500)      $ (27,600)
                                                                =========       =========

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


  7.   RISKS AND UNCERTAINTIES

       The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

  8.   USE OF ESTIMATES

       The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  9.   CREDIT RISKS

       The Master Trust invests primarily in equity and fixed income funds. The fund managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in Master Trust investments. The Plan, however, is subject to risk of loss up to its proportionate share of such assets in the Master Trust.

  10.  TAX STATUS

       The Internal Revenue Service ("IRS") issued a determination letter dated March 6, 2002 to MasterBrand Industries, Inc. stating that the Plan meets the requirements of Section 401 (a) of the Code and that the Trust is exempt from federal income taxes under Section 501 (a) of the Code.
       The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Generally, distributions and withdrawals under the Plan are taxable to Participants or their beneficiaries in accordance with Section 402 of the Code.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

--------------------------------------------------------------------------------


  11.  RELATED-PARTY TRANSACTIONS

       Certain Plan investments are shares of mutual funds managed by The Fidelity Management Trust Company. The Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for recordkeeping and investment management services amounted to $380,239 and $299,507 for the years ended December 31, 2001 and 2000, respectively. In addition, fees payable to the trustee as of December 31, 2001 and 2000 were $90,370 and $85,087, respectively.

                                    SIGNATURE



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefits Committee of Fortune Brands, Inc. under the Fortune Brands Hourly Employee Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           FORTUNE BRANDS HOURLY EMPLOYEE
                                               RETIREMENT SAVINGS PLAN



                                           By: /s/ Frank J. Cortese
                                              ----------------------------------
                                               Frank J. Cortese, Chairman
                                               Corporate Employee Benefits
                                               Committee of Fortune Brands, Inc.





Date:  June 28, 2002